SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)*

LogicMark, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

67091J6021

(CUSIP Number)

The Winvest Investment Fund Management Corp.

Skyline Tower 10900 NE 4th St, Floor 23

Bellevue, WA 98004

Attention: Jourdan Matthews

Telephone: (425) 331-9885

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 22, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 This CUSIP Number is effective following a 1:25 reverse stock split of the Common Stock effected by the Issuer on November 18, 2024, as reported by the Issuer in a Form 8-K filed with the SEC on November 18, 2024.

CUSIP No. 67091J602

1.	Names of Reporting Person

The Winvest Investment Fund Management Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

WC

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER	0[2]
	8. SHARED VOTING POWER	0[2]
	9. SOLE DISPOSITIVE POWER	0[2]
	10. SHARED DISPOSITIVE POWER	0[2]

11.	Aggregate Amount Beneficially Owned by Such Reporting Person

02

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

0.0%2

14.	Type of Reporting Person (See Instructions)

CO

2 This information is given as of the end of business on November 22, 2024, being the Event Date of this Amendment No. 4 to Schedule 13D, and remains accurate as of the end of business on December 3, 2024, being the filing date of this Amendment No. 4 to Schedule 13D.

Page 2 of 6 Pages

CUSIP No. 67091J602

1.	Names of Reporting Person

Mr. Jourdan Matthews

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

AF

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER	0[2]
	8. SHARED VOTING POWER	0[2]
	9. SOLE DISPOSITIVE POWER	0[2]
	10. SHARED DISPOSITIVE POWER	0[2]

11.	Aggregate Amount Beneficially Owned by Such Reporting Person

02

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

0.0%2

14.	Type of Reporting Person (See Instructions)

IN

Page 3 of 6 Pages

EXPLANATORY NOTE

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4” or this “Statement”) is being filed with respect to the beneficial ownership of Common Stock, par value $0.0001 per share (the “Common Stock”), of LogicMark, Inc. (the “Issuer”). This Amendment No. 4 amends and restates in its entirety Item 5 of the Schedule 13D originally filed on October 18, 2024, as amended by Amendment No. 1 thereto filed on October 29, 2024, Amendment No. 2 thereto filed on October 30, 2024, and Amendment No. 3 thereto filed on November 12, 2024 (“Amendment No. 3”).

ITEM 5.	Interest in Securities of the Issuer.

(a)            As of the end of business on each of November 22, 2024 (the Event Date of this Amendment No. 4) and December 3, 2024 (the filing date of this Amendment No. 4), the Reporting Persons did not own any shares of Common Stock.

(b)            Not applicable.

(c)            No transactions in the Common Stock have been effected by the Reporting Persons since the filing date of Amendment No. 3, except as set forth in the table below. These transactions occurred following a 1:25 reverse stock split of the Common Stock effected by the Issuer on November 18, 2024, as reported by the Issuer in a Form 8-K filed with the SEC on November 18, 2024.

Reporting Person	Trade Date	Type	Number of Shares	Price Per Share
Winvest	11/22/2024	Open Market Sale	484	$1.7908
Winvest	11/22/2024	Open Market Sale	2,500	$1.7700
Winvest	11/22/2024	Open Market Sale	2,500	$1.7800
Winvest	11/22/2024	Open Market Sale	2,500	$1.7892
Winvest	11/22/2024	Open Market Sale	2,500	$1.7921
Winvest	11/22/2024	Open Market Sale	2,500	$1.8048
Winvest	11/22/2024	Open Market Sale	2,500	$1.8168
Winvest	11/22/2024	Open Market Sale	2,500	$1.7600
Winvest	11/22/2024	Open Market Sale	2,500	$1.7301
Winvest	11/22/2024	Open Market Sale	2,500	$1.7325
Winvest	11/22/2024	Open Market Sale	2,500	$1.7292
Winvest	11/22/2024	Open Market Sale	2,500	$1.7435
Winvest	11/22/2024	Open Market Sale	2,500	$1.7685
Winvest	11/22/2024	Open Market Sale	2,500	$1.7460
Winvest	11/22/2024	Open Market Sale	2,500	$1.8000
Winvest	11/22/2024	Open Market Sale	2,500	$1.7536
Winvest	11/22/2024	Open Market Sale	2,500	$1.7990
Winvest	11/22/2024	Open Market Sale	2,500	$1.8063
Winvest	11/22/2024	Open Market Sale	5,000	$1.7836
Winvest	11/22/2024	Open Market Sale	5,000	$1.8212
Winvest	11/22/2024	Open Market Sale	5,000	$1.7903
Winvest	11/22/2024	Open Market Sale	5,000	$1.7910

Page 4 of 6 Pages

Reporting Person	Trade Date	Type	Number of Shares	Price Per Share
Winvest	11/22/2024	Open Market Sale	2,500	$1.8001
Winvest	11/22/2024	Open Market Sale	5,000	$1.7401
Winvest	11/22/2024	Open Market Sale	5,000	$1.7711
Winvest	11/22/2024	Open Market Sale	5,000	$1.8004
Winvest	11/22/2024	Open Market Sale	5,000	$1.8046
Winvest	11/22/2024	Open Market Sale	5,000	$1.8106
Winvest	11/22/2024	Open Market Sale	2,500	$1.8469
Winvest	11/22/2024	Open Market Sale	2,500	$1.8180
Winvest	11/22/2024	Open Market Sale	2,500	$1.8500
Winvest	11/22/2024	Open Market Sale	2,500	$1.8101
Winvest	11/22/2024	Open Market Sale	2,500	$1.8234
Winvest	11/22/2024	Open Market Sale	2,500	$1.8532
Winvest	11/22/2024	Open Market Sale	2,500	$1.8650
Winvest	11/22/2024	Open Market Sale	2,500	$1.8755
Winvest	11/22/2024	Open Market Sale	2,500	$1.8971
Winvest	11/22/2024	Open Market Sale	2,500	$1.8901
Winvest	11/22/2024	Open Market Sale	2,500	$1.9036
Winvest	11/22/2024	Open Market Sale	2,500	$1.9242
Winvest	11/22/2024	Open Market Sale	2,500	$1.9189
Winvest	11/22/2024	Open Market Sale	2,500	$1.9001
Winvest	11/22/2024	Open Market Sale	2,500	$1.8913
Winvest	11/22/2024	Open Market Sale	2,500	$1.9061
Winvest	11/22/2024	Open Market Sale	2,500	$1.8958
Winvest	11/22/2024	Open Market Sale	2,500	$1.8904
Winvest	11/22/2024	Open Market Sale	2,500	$1.8959
Winvest	11/22/2024	Open Market Sale	2,500	$1.9100
Winvest	11/22/2024	Open Market Sale	2,500	$1.9017
Winvest	11/22/2024	Open Market Sale	2,500	$1.9062
Winvest	11/22/2024	Open Market Sale	2,500	$1.9309
Winvest	11/22/2024	Open Market Sale	2,500	$1.9200
Winvest	11/22/2024	Open Market Sale	2,500	$1.8801
Winvest	11/22/2024	Open Market Sale	2,500	$1.9302
Winvest	11/22/2024	Open Market Sale	2,500	$1.9501
Winvest	11/22/2024	Open Market Sale	2,500	$1.9859
Winvest	11/22/2024	Open Market Sale	2,500	$1.9989

(d)           Not applicable.

(e)            On November 22, 2024, the Reporting Persons ceased to be beneficial owners of more than five percent of the Common Stock.

Page 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Statement is true, complete and correct.

Dated: December 3, 2024

The Winvest Investment Fund Management Corp.

By:	/s/ Jourdan Matthews

Name: Jourdan Matthews

Title: President

/s/ Jourdan Matthews

Jourdan Matthews

Page 6 of 6 Pages